UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            ONLINE POWER SUPPLY, INC.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   68274C1096
                                 --------------
                                 (CUSIP Number)

                                  July 29, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CUSIP No.   68274C109                                      Page 1 of 6
--------------------------------------------------------------------------------
1.    Names of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      JAMES FREDERICK GLAZA
--------------------------------------------------------------------------------
2.    Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) | |

                                                                       (b) |X|
--------------------------------------------------------------------------------
3.    Sec Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                       7.  Sole Voting Power

                           691,196
Number of              ---------------------------------------------------------
Shares                 8.  Shared Voting Power
Beneficially Owned by
Each Reporting Person      0
With                   ---------------------------------------------------------
                       9.  Sole Dispositive Power

                           691,196
                       ---------------------------------------------------------
                       10. Shared Dispositive Power

                           0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,410,584
--------------------------------------------------------------------------------
12.   Check If the Aggregate Amount in Row (11) Excludes Certain Shares     | |
      (See Instructions)


--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      6.6%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)


      IN
--------------------------------------------------------------------------------




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
CUSIP No.   68274C109                                      Page 2 of 6
--------------------------------------------------------------------------------
1.    Names of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)

      JEANNETTE ALLAN GLAZA
--------------------------------------------------------------------------------
2.    Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) | |

                                                                       (b) |X|
--------------------------------------------------------------------------------
3.    Sec Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                       7.  Sole Voting Power

                           722,138
Number of              ---------------------------------------------------------
Shares                 8.  Shared Voting Power
Beneficially Owned by
Each Reporting Person      0
With                   ---------------------------------------------------------
                       9.  Sole Dispositive Power

                           722,138
                       ---------------------------------------------------------
                       10. Shared Dispositive Power

                           0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,410,584
--------------------------------------------------------------------------------
12.   Check If the Aggregate Amount in Row (11) Excludes Certain Shares     | |
      (See Instructions)


--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      6.6%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)


      IN
--------------------------------------------------------------------------------

ITEM 1.  Security and Issuer

         Online Power Supply, Inc. Common stock, par value $0.0001

         Online Power Supply, Inc. 8100 S. Akron St. #308 Englewood, CO 80112

ITEM 2.  Identity and Background

         James Glaza And Jeannette Glaza ("Reporting Persons") are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

         a) James Glaza
         b) 15435 Gleneagle Drive, Suite 210, Colorado Springs, CO 80921
         c) Present principal occupation-Financial Planner, Falcon Financial, Inc., 15435 Gleneagle Drive, Suite 210, Colorado Springs, CO 80921
         d) James Glaza has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
         e) In the last five years James Glaza has been a named party in two NASD arbitration proceedings in which an award of damages was made against his co-respondent(s) and him pursuant to claims involving the sale of securities, but in which no specific violation of any federal or state securities laws was found. The first claim, Thaddeus B. Hickman, Jr. Profit Sharing Plan v. D.E. Frey & Company, Inc. and James Glaza, was filed on or about October 7, 1996, for "misrepresentation of an investment and fraudulent investment." The subject securities were certain limited partnership shares. The claim was for $71,259.03 in actual and punitive damages. The arbitration panel awarded $7,621 "in full and final resolution of the issues..." to the claimant, on October 16, 1997. Mr. Glaza's co-respondent paid the award. The second claim, Richard W. Bamerick Trust v. Shearson Lehman Brothers, Inc., D.E. Frey & Co., Inc., and James F. Glaza, was filed on or about December 17, 1996 for "fraud, negligence, breach of fiduciary duty, and violations of the Colorado Securities Act." The subject securities were certain limited partnership interests. The claim was for $267,672 plus punitive damages of the same amount, plus costs and fees. The arbitration panel found in favor of the claimant "on the claims of negligence and fraud" but "[a]ll other claims asserted in th[e] matter [were] denied." The claimant was awarded $135,537. Mr. Glaza's co-respondents paid the award.

         James Glaza has not been a party to any other civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.
         f) USA

         a) Jeannette Glaza
         b) 15435 Gleneagle Drive, Suite 210, Colorado Springs, CO 80921
         c) Present principal occupation-Financial Planner, Falcon Financial, Inc., 15435 Gleneagle Drive, Suite 210, Colorado Springs, CO 80921 d) Jeannette Glaza has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years. e) Jeannette Glaza has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.
         f)  USA

ITEM 3   Source and Amount of Funds or Other Consideration

         James Glaza purchased (in his personal and individual retirement accounts) Online Power Supply, Inc. stock with personal funds without borrowing. The total consideration of the purchases is $213,391.

         Jeannette Glaza purchased (in her personal and individual retirement accounts) Online Power Supply, Inc. stock with personal funds without borrowing. The total consideration of the purchases is $445,424.

ITEM 4   Purpose of Transaction

         The Reporting Persons acquired the shares for investment purposes only.

         However, on March 18, 2002, the Reporting Persons filed a preliminary proxy statement with the Securities and Exchange Commission with the intent to change the present board of directors and/or management of the issuer. Once a definitive proxy statement is filed, the Reporting Persons will solicit from the shareholders in the proxy solicitation:
         (i) their proxy to elect three new members (none of whom are themselves) and reelect one current member at the 2002 Annual Meeting of the issuer, and (ii) their written consent to amend the bylaws to increase the number of directors on the board to seven and fill the vacancies with the same three new members. If a sufficient number of shareholders give their written consent to the latter proposal, then the proxies granted pursuant to the former proposal will be unnecessary.

         There are no present plans or proposals by any of the Reporting Persons that relate to or would result in the following:

         a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and personal circumstances;

         b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         e) any material change in the present capitalization or dividend policy of the issuer;

         f) any other material change in the issuer's business or corporate structure;

         g) any other changes in the issuer's bylaws, charter, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         h) causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

         i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j) any action similar to any of those enumerated above.


ITEM 5   Interest in securities of the Issuer

         (a)(b) The aggregate amount beneficially owned by the Reporting Persons is 1,413,334 shares or 6.6% of the outstanding shares, although each Reporting Person disclaims beneficial ownership of the other's shares.

                  James Glaza in his name and individual retirement accounts owns 680,611 shares or 3.2% of the outstanding shares.

                  Jeannette Glaza in her name and individual retirement accounts owns 719,388 shares or 3.4% of the outstanding shares.

         c) Neither of the Reporting Persons has effected any transactions in the securities of the issuer within the past 60 days.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in items 2 and 5 above.

ITEM 7   Material to be Filed as Exhibits

         An agreement between James Glaza and Jeannette Glaza concerning this
         Schedule 13D. The preliminary proxy statement on Schedule 14A, filed on behalf of James Glaza and Jeannette Glaza on March 18, 2002, is incorporated by this reference as an exhibit to this filing.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

April 15, 2002                      /s/JAMES GLAZA
--------------------------------    -------------------------------------
               Date                               Signature

                                    James Glaza / Reporting Person
                                    -------------------------------------
                                                  Name/Title



April 15, 2002                      /s/JEANNETTE GLAZA
--------------------------------    -------------------------------------
               Date                               Signature

                                    Jeannette Glaza / Reporting Person
                                    -------------------------------------
                                                  Name/Title





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                                    AGREEMENT

James Glaza and Jeannette Glaza hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.


Date 4/05/02     /s/JAMES GLAZA                  /s/JEANNETTE GLAZA
                 -------------------------       -------------------------
                 James Glaza                     Jeannette Glaza






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